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Exhibit 21.1 List of subsidiaries

Following is a list of subsidiaries of the registrant, omitting certain subsidiaries which, if taken together as one subsidiary, would not be a significant subsidiary as of December 31, 1996.

G&A Financial Services, Inc.*
Alton Receivables Corp.*
CPS Receivables Corp.*
CPS Funding Corp.*
CPS Marketing, Inc.*
SAMCO Acceptance Corp.**
LINC Acceptance Company LLC**

* organized under California law
** organized under Delaware law